SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.

SIGNATURES

News Release

CNH and Cat Logistics Sign Long Term Service Parts Logistics Agreement

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (September 15, 2003) Following 10 years of successful collaboration, CNH Global N.V. (NYSE:CNH) and Caterpillar Logistics Services, Inc. (Cat Logistics) today announced the signing of a new long-term logistics services agreement. The new logistics services agreement is effective immediately.

Under the agreement, Cat Logistics will be the sole third party logistics provider for CNH service parts in the United States and Canada and will manage warehousing operations, including receiving, packaging, shipping and warehouse management. The two companies are nearing the end of a similar 10-year contract logistics agreement for New Holland brand parts in North America.

The two companies have worked closely together to implement a distribution system that will improve service to dealers and customers across all of CNH’s brands, including agricultural equipment brands Case IH and New Holland, as well as construction equipment brands Case, New Holland Construction and Kobelco.

Tom Brockley, Vice President of CNH North American Parts Operations, said, “The actions we are taking with this agreement reflect the commitment we have made to our dealers and customers to continuously improve service levels in our parts logistics operation. This is a true win-win for our customers, dealers and shareholders.”

Steve Wunning, President of Caterpillar Logistics Services Inc., said, “This relationship will combine the best of our respective capabilities to deliver high quality, cost- competitive after sales logistics. We are looking forward to working with CNH to provide immediate, realizable benefits for their customers, dealers and shareholders.”

In January 2003, CNH implemented a single service parts management database across all its North American parts facilities, setting the stage for the integration of all third party warehousing operations.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH

■	CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com	■

construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Caterpillar Logistics Services, Inc. provides world-class supply chain solutions and services to its parent company, Caterpillar Inc., and nearly 50 leading corporations. Headquartered in Morton, Illinois, Cat Logistics operates more than 90 offices and facilities in 25 countries on six continents. Cat Logistics serves companies in market sectors which include automotive service parts, industrial service parts, consumer durables, technology and electronics, manufacturing logistics and aerospace service parts.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V

By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

September 16, 2003